SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 7, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

FIDO LAUNCHES TRIO OF NEW SONY ERICSSON HANDSETS

Montreal, May 7, 2004 -- Fido today announced the addition of three new Sony Ericsson handsets to its ever-expanding device portfolio. The Sony Ericsson T237, Z600 and P900 each provide a different experience, enabling customers to choose a handset that matches their requirements and budget. Whether they are looking for an entry-level handset with multimedia capabilities at an affordable price, an enhanced imaging and messaging experience in a flip phone format, or a high-octane device that combines a phone, PDA, camera and MP3 player, there is truly something for everyone in this latest wave of Sony Ericsson devices.

"These latest wireless devices are all about colour, connectivity and capturing moments," said Karim Salabi, Director, Market and Consumer Management, Microcell Solutions Inc. "Fido® customers are able to take any of these handsets wherever they go, record their experiences in pictures or video, and share those experiences with friends across the room or on the other side of the world. The T237, Z600 and P900 provide something for everyone: the new user, the gaming and messaging enthusiast, and the business power user."

The Sony Ericsson T237 combines a true multimedia experience and easy-to-use interface at an affordable price so that even a first-time wireless user can enjoy picture messaging, Internet access and polyphonic sounds.

For the image-conscious user who is looking for an enhanced picture and messaging experience, the Z600 has a colour screen with more than 65,000 colours and an integrated camera in a popular flip phone configuration.

The most full-featured of these wireless handsets is the sophisticated P900, which is a phone, PDA, MP3 player, camera and video recorder all in one. Building on the popularity and strengths of the Sony Ericsson P800 launched last year by Fido, the P900 brings together several extremely powerful applications and user tools into one, sleek device.

The Sony Ericsson T237, Z600 and P900 are available at all Fido corporate and participating retail partner locations across Canada. They are priced at $25, $200 and $850, respectively, with a Fido Agreement. While quantities last, the T237 also comes with a free camera accessory with any new activation of a monthly airtime package under a Fido Agreement.

About Microcell Solutions

Microcell Solutions Inc. is a national provider of wireless communications services under the Fido brand name. The company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbols MT.A and MT.B. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For more information:

Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca

Colin Macrae
604 601-1062
colin.macrae@microcell.ca